UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
(Name of Issuer)
COMMON STOCK, Par Value $1 Per Share
(Title of Class of Securities)
390064 10 3
(CUSIP Number)
Robert P. Bermingham
The Yucaipa Companies LLC
9130 W. Sunset Boulevard
Los Angeles, California 90069
(310) 789-7200
Copies to:
Thomas C. Sadler, Esq.
Latham & Watkins LLP
355 South Grand Avenue
Los Angeles, California 90071
(213) 485-1234
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 4, 2009

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	390064103

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) Ronald W. Burkle

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,592,610 shares[1]

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

2,592,610 shares[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,592,610 [1]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
1 Beneficial ownership of 115,000 shares of A-Y Preferred Stock (as defined below and described in Item 6) which is convertible into Common Stock beginning on August 5, 2010, and which entitles YAAF II (as defined below) and YAAF II Parallel (as defined below) to vote with holders of Common Stock (as described in Item 6), is not being reported hereunder because it is not convertible within 60 days of this statement. For a description of the voting rights associated with the A-Y Preferred Stock, see Item 6 below.

CUSIP No.	390064103

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) Yucaipa Corporate Initiatives Fund I, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		892,372 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

892,372 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

892,372 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	390064103

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) Yucaipa Corporate Initiatives Fund I, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		892,372 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		892,372 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		892,372 shares

WITH	10	SHARED DISPOSITIVE POWER

892,372 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

892,372 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	390064103

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) Yucaipa American Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,700,238 shares[2]

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

1,700,238 shares[2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,700,238 shares[2]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
2 Beneficial ownership of 115,000 shares of A-Y Preferred Stock (as defined below and described in Item 6) which is convertible into Common Stock beginning on August 5, 2010, and which entitles YAAF II (as defined below) and YAAF II Parallel (as defined below) to vote with holders of Common Stock (as described in Item 6), is not being reported hereunder because it is not convertible within 60 days of this statement. For a description of the voting rights associated with the A-Y Preferred Stock, see Item 6 below.

CUSIP No.	390064103

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) Yucaipa American Funds, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,700,238 shares[3]

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

1,700,238 shares[3]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,700,238 shares[3]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
3 Beneficial ownership of 115,000 shares of A-Y Preferred Stock (as defined below and described in Item 6) which is convertible into Common Stock beginning on August 5, 2010, and which entitles YAAF II (as defined below) and YAAF II Parallel (as defined below) to vote with holders of Common Stock (as described in Item 6), is not being reported hereunder because it is not convertible within 60 days of this statement. For a description of the voting rights associated with the A-Y Preferred Stock, see Item 6 below.

CUSIP No.	390064103

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) Yucaipa American Alliance Fund I, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,700,238 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

1,700,238 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,700,238 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	390064103

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) Yucaipa American Alliance Fund I, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		850,125 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		850,125 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		850,125 shares

WITH	10	SHARED DISPOSITIVE POWER

850,125 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

850,125 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	390064103

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) Yucaipa American Alliance (Parallel) Fund I, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		850,113 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		850,113 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		850,113 shares

WITH	10	SHARED DISPOSITIVE POWER

850,113 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

850,113 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	390064103

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) Yucaipa American Alliance Fund II, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 [4]

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

0 [4]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 [4]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
4 Beneficial ownership of 115,000 shares of A-Y Preferred Stock (as defined below and described in Item 6) which is convertible into Common Stock beginning on August 5, 2010, and which entitles YAAF II (as defined below) and YAAF II Parallel (as defined below) to vote with holders of Common Stock (as described in Item 6), is not being reported hereunder because it is not convertible within 60 days of this statement. For a description of the voting rights associated with the A-Y Preferred Stock, see Item 6 below.

CUSIP No.	390064103

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) Yucaipa American Alliance Fund II, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 [5]

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 [5]

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 [5]

WITH	10	SHARED DISPOSITIVE POWER

0 [5]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 [5]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
5 Beneficial ownership of 115,000 shares of A-Y Preferred Stock (as defined below and described in Item 6) which is convertible into Common Stock beginning on August 5, 2010, and which entitles YAAF II (as defined below) and YAAF II Parallel (as defined below) to vote with holders of Common Stock (as described in Item 6), is not being reported hereunder because it is not convertible within 60 days of this statement. For a description of the voting rights associated with the A-Y Preferred Stock, see Item 6 below.

CUSIP No.	390064103

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) Yucaipa American Alliance (Parallel) Fund II, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 [6]

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 [6]

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 [6]

WITH	10	SHARED DISPOSITIVE POWER

0 [6]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 [6]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
6 Beneficial ownership of 115,000 shares of A-Y Preferred Stock (as defined below and described in Item 6) which is convertible into Common Stock beginning on August 5, 2010, and which entitles YAAF II (as defined below) and YAAF II Parallel (as defined below) to vote with holders of Common Stock (as described in Item 6), is not being reported hereunder because it is not convertible within 60 days of this statement. For a description of the voting rights associated with the A-Y Preferred Stock, see Item 6 below.

     Item 1. Security and Issuer
          This Schedule 13D relates to the common stock, par value $1 per share (the “Common Stock”), and the shares of 8% Cumulative Convertible Preferred Stock, Series A-Y, no par value per share (the “A-Y Preferred Stock”) which, beginning on August 5, 2010, will be convertible into shares of Common Stock of The Great Atlantic & Pacific Tea Company, Inc., a Maryland corporation (the “Company”). The principal executive offices of the Company are located at 2 Paragon Drive, Montvale, New Jersey 07645.
     Item 2. Identity and Background
          (a) This statement is being filed jointly by (i) Ronald W. Burkle, (ii) Yucaipa Corporate Initiatives Fund I, LLC, a Delaware limited liability company (“YCI LLC”), (iii) Yucaipa Corporate Initiatives Fund I, LP, a Delaware limited partnership (“YCI” and, together with YCI LLC, the “YCI Parties”), (iv) Yucaipa American Management, LLC, a Delaware limited liability company (“Yucaipa American”), (v) Yucaipa American Funds, LLC, a Delaware limited liability company (“Yucaipa American Funds”), (vi) Yucaipa American Alliance Fund I, LLC, a Delaware limited liability company (“YAAF LLC”), (vii) Yucaipa American Alliance Fund I, LP, a Delaware limited partnership (“YAAF”), (viii) Yucaipa American Alliance (Parallel) Fund I, LP, a Delaware limited partnership (“YAAF Parallel” and, together with Yucaipa American, Yucaipa American Funds, YAAF LLC and YAAF, the “YAAF Parties”), (ix) Yucaipa American Alliance Fund II, LLC, a Delaware limited liability company (“YAAF II LLC”), (x) Yucaipa American Alliance Fund II, LP, a Delaware limited partnership (“YAAF II”), (xi) Yucaipa American Alliance (Parallel) Fund II, LP, a Delaware limited partnership (“YAAF II Parallel” and, together with YAAF II LLC and YAAF II, the “YAAF II Parties” and, together with Mr. Burkle, the YCI Parties, the YAAF Parties, and each of the other YAAF II Parties, the “Reporting Persons”). Mr. Burkle is the managing member of YCI LLC, which is the general partner of YCI. Mr. Burkle is the managing member of Yucaipa American, which is the managing member of Yucaipa American Funds, which is the managing member of YAAF LLC, which, in turn, is the general partner of YAAF. Yucaipa American Funds is also the managing member YAAF II LLC, which, in turn, is the general partner of YAAF II and YAAF II Parallel.
          (b) The address of the principal business and principal office of each of the Reporting Persons is c/o The Yucaipa Companies LLC, 9130 W. Sunset Boulevard, Los Angeles, California 90069.
          (c) The principal business of each of the Reporting Persons is acquiring, investing in and/or managing large retail, logistics and manufacturing companies. The present principal occupation or employment of Mr. Burkle is as the managing member of YCI LLC, and Yucaipa American as well as the managing member of The Yucaipa Companies LLC (“Yucaipa”), a private investment group specializing in retail, logistics and manufacturing companies, the address of which is 9130 W. Sunset Boulevard, Los Angeles, California 90069.
          (d) None of the Reporting Persons has during the last five years been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).
          (e) None of the Reporting Persons has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
          (f) Mr. Burkle is a United States citizen.
     Item 3. Source and Amount of Funds or Other Consideration
          The total amount of funds required by YAAF II and YAAF II Parallel to acquire the shares from the Issuer in the transaction described in Item 5 was $115,000,000, of which YAAF II paid $69,327,000 for 69,327 shares of A-Y Preferred Stock and YAAF II Parallel paid $45,673,000 for 45,673 shares of A-Y Preferred Stock. All funds in respect of such transactions were paid out of working capital provided by capital contributions made by the Reporting Persons’ respective members and limited partners.
     Item 4. Purpose of Transaction
          The Reporting Persons acquired and currently hold the shares of Common Stock and A-Y Preferred Stock reported in Item 5 for investment purposes. The Reporting Persons intend to be actively involved in the Company’s business, operations and planning going forward, and to exercise fully their rights (as described further in Item 6 of this Schedule 13D) as holders of Common Stock, their rights under the Articles Supplementary (as defined below) as holders of A-Y Preferred Stock, their rights under the Yucaipa Stockholder Agreement (as defined below) and their rights under the Company’s Amended and Restated By-Laws (as defined below). As described in Item 6, in accordance with these rights, two designees of the Reporting Persons have been appointed to serve on the Company’s board of directors and on various committees of the board. In the aggregate, the Reporting Persons believe that these stockholder and contractual rights and relationships will provide the Reporting Persons with significant participation in the management and policies of the Company going forward. However, the Reporting Persons’ rights are limited by various restrictions in the Yucaipa Stockholder Agreement, including limitations relating to the Reporting Person’s rights to purchase or transfer the securities of the Company, to vote their stock on certain matters, or to make or participate in any solicitation of proxies. See Item 6 for a more detailed description of these limitations.
          Depending on the Reporting Persons’ evaluation of various factors, including the investment potential of the Company’s securities, the Company’s business prospects and financial position, other developments concerning the Company and its competitors and opportunities that may be available to the Company, the Reporting Persons expect that from time to time they may engage in discussions and negotiations with the Company’s board of directors and management or third parties which may result in negotiations regarding potential strategic transactions involving the Company and other supermarket and retail companies. In addition, from time to time the Reporting Persons and their representatives and advisers may communicate with other stockholders, industry participants and other interested parties concerning the Company and potential strategic transactions. Such discussions, negotiations or transactions could involve one or more of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D, including, potentially, one or more mergers, consolidations, sales or acquisitions of assets, change in control, issuances of securities or other changes in capitalization. Moreover, any such transaction could involve a change in the Company’s present board of directors, management or corporate structure of the Company, or changes to the Company’s charter and bylaws.
          The Reporting Persons may in the future exercise any and all of their respective rights as shareholders of the Company in a manner consistent with the securities they hold and applicable contractual rights and restrictions. Depending on their evaluation of the investment potential of the various Company securities, the Company’s business prospects and financial position, other developments concerning the Company, the price level and availability of the Company securities, available opportunities to acquire or dispose of the Company securities, realize trading profits or minimize trading losses, conditions in the securities markets and general economic and industry conditions, reinvestment opportunities, developments relating to the business of the Reporting Persons and other factors deemed relevant, including the terms of the Yucaipa Stockholder Agreement, the Reporting Persons may take such actions with respect to their holdings in the Company as they deem appropriate in light of circumstances existing from time to time. Such actions may involve one or more of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D, including:
•	the acquisition of additional securities of the Issuer by purchases of additional Company securities (including convertible debt) in the open market, through privately negotiated transactions with third parties, by the exercise of Series B Warrants or otherwise;

•	the sale at any time, in the open market, through privately negotiated transactions with third parties or otherwise, of all or a portion of the shares now owned or hereafter acquired by the Reporting Persons;

•	encouraging, soliciting or voting their securities of the Company to approve an extraordinary transaction, such as merger or consolidation of the Company with one or more third parties or with one of the Reporting Persons or their affiliates;

•	encouraging, soliciting or voting to approve the sale of a material amount of the Company’s or its subsidiaries’ assets;

•	encouraging, soliciting or voting to approve changes to the composition or size of the Company’s board of directors or the terms to be served by directors, or nominating or approving persons to fill existing vacancies on the board of directors, or changes to the Company’s management;

•	encouraging, soliciting or voting to approve issuances, redemptions or repurchases of Company securities, or stock or cash dividends, or stock splits or reverse stock splits, or other changes to the present capitalization and dividend policies of the Company;

•	encouraging, soliciting or voting to approve changes to the Company’s business or corporate structure;

•	encouraging, soliciting or voting to approve changes to the Company’s charter or bylaws, including changes which may impede or facilitate the acquisition of control of the Company by any person;

•	encouraging, soliciting or voting to cause the Common Stock, or any other securities of the Company that may be quoted on the New York Stock Exchange or any other inter-dealer quotation system or listed on any national securities exchange, to no longer be authorized to be quoted on the New York Stock Exchange or any other inter-dealer quotation system or to be delisted from any national securities exchange, or for the registration of any such securities under the federal securities laws to be terminated; or

•	encouraging, soliciting or voting to approve other actions similar to those set forth above or as otherwise contemplated by paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.
The provisions of the Yucaipa Stockholder Agreement may under certain circumstances limit the ability of the Reporting Persons to take some of the actions described in the foregoing sentence; however the Reporting Persons may request that the Company amend or waive any provisions of the Yucaipa Stockholder Agreement, including any provision that may limit any of the actions described in the foregoing sentence.
     In addition, the Reporting Persons may, individually or in the aggregate, from time to time enter into or unwind hedging or other derivative transactions with respect to the Company securities.
     As of the date of this Schedule 13D, except as set forth above, none of the Reporting Persons has any present plan or intention which would result in or relate to any of the actions described in subparagraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.
  Item 5. Interest in Securities of the Issuer
          (a) (i) YCI is the direct beneficial owner of 892,372 shares of Common Stock, (ii) YAAF is the direct beneficial owner of 850,125 shares of Common Stock, (iii) YAAF Parallel is the direct beneficial owner of 850,113 shares of Common Stock, (iv) YAAF II is the direct beneficial owner of 69,327 shares of A-Y Preferred Stock convertible into shares of Common Stock as described in the next sentence, and (v) YAAF II Parallel is the direct beneficial owner of 45,673 shares of A-Y Preferred Stock convertible into shares of Common Stock as described in the next sentence. The shares of A-Y Preferred Stock are only convertible after the one year anniversary of their issuance. Also, prior to Stockholder Approval (as defined below), they will not be convertible into more than 18.99% of the Common Stock outstanding prior to their issuance. After the one year anniversary of the issuance of the preferred stock and assuming that Stockholder Approval is obtained, dividends on the preferred stock are cash paid and no adjustments are made pursuant to anti-dilution provisions, 13,865,400 shares of Common Stock will be issuable upon conversion of the 69,327 shares of A-Y Preferred Stock held by YAAF II and 9,134,600 shares of Common Stock will be issuable upon conversion of the 45,673 shares of A-Y Preferred Stock held by YAAF II Parallel.
               (ii) Based on the 57,899,318 shares of Common Stock outstanding as of July 17, 2009, as reported by the Issuer in its Form 10-Q filed on July 23, 2009, the shares of Common Stock directly beneficially owned by YCI, YAAF, YAAF Parallel, YAAF II and YAAF II Parallel represent 1.5%, 1.5%, 1.5%, 0%, and 0% of the Common Stock, respectively, and 4.5% of the Common Stock in the aggregate. After the one year anniversary of the issuance of the preferred stock and assuming that the Stockholder Approval is obtained, dividends on the preferred stock are cash paid and no adjustments are made pursuant to anti-dilution provisions, 13,865,400 shares of Common Stock will be issuable upon conversion of the 69,327 shares of A-Y Preferred Stock held by YAAF II and 9,134,600 shares of Common Stock will be issuable upon conversion of the 45,673 shares of A-Y Preferred Stock held by YAAF II Parallel. Taking into account the shares of Common Stock issuable upon conversion of the A-Y Preferred Stock (but excluding the shares issuable upon conversion of the A-T Preferred Stock owned by Tengelmann Warenhandelsgesellschaft KG) and assuming the number of outstanding shares of Common Stock otherwise remains the same as reported by the Issuer in its Form 10-Q filed on July 23, 2009, the shares of Common Stock and A-Y Preferred Stock directly and beneficially owned by YCI, YAAF, YAAF Parallel, YAAF II and YAAF II Parallel would represent 1.5%, 1.5%, 1.1%, 17.1%, and 11.3% of the Common Stock, respectively, and 31.6% of the Common Stock in the aggregate. Taking into account the shares of Common Stock issuable upon conversion of the A-Y Preferred Stock (and including the shares issuable upon conversion of the A-T Preferred Stock owned by

Tengelmann) and assuming the number of outstanding shares of Common Stock otherwise remains the same as reported by the Issuer in its Form 10-Q filed on July 23, 2009, the shares of Common Stock and A-Y Preferred Stock directly and beneficially owned by YCI, YAAF, YAAF Parallel, YAAF II and YAAF II Parallel would represent 1.0%, 0.9%, 0.9%, 14.9%, and 9.8% of the Common Stock, respectively, and 27.5% of the Common Stock in the aggregate.
               (iii) By virtue of the relationships described under Item 2 of this Schedule 13D, each of the other Reporting Persons may be deemed to share beneficial ownership of the shares of Common Stock or shares of Common Stock issuable upon conversion of the A-Y Preferred Stock in the case of YAAF II and YAAF II Parallel, directly beneficially owned by YCI, YAAF, YAAF Parallel, YAAF II and YAAF II Parallel.
               (iv) Each of the YCI Parties disclaims any ownership of the shares of Common Stock or shares of Common Stock issuable upon conversion of the A-Y Preferred Stock owned by the YAAF Parties or the YAAF II Parties, and the filing of this Statement shall not be construed as an admission that any YCI Party is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of such shares.
               (v) Each of the YAAF Parties disclaims any ownership of the shares of Common Stock or shares of Common Stock issuable upon conversion of the A-Y Preferred Stock owned by the YCI Parties or the YAAF II Parties, and the filing of this Statement shall not be construed as an admission that any YAAF Party is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of such shares.
               (vi) Each of the YAAF II Parties disclaims any ownership of the shares of Common Stock owned by the YCI Parties or the YAAF Parties, and the filing of this Statement shall not be construed as an admission that any YAAF II Party is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of such shares.
               (vii) YAAF and YAAF Parallel each disclaims any ownership of the shares of Common Stock owned by the other, and the filing of this Statement shall not be construed as an admission that either YAAF or YAAF Parallel is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of shares owned by the other.
               (viii) YAAF II and YAAF II Parallel each disclaims any ownership of the shares of Common Stock issuable upon conversion of the A-Y Preferred Stock owned by the other, and the filing of this Statement shall not be construed as an admission that either YAAF II or YAAF II Parallel is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of shares owned by the other.
               (ix) Mr. Burkle disclaims any ownership of the shares of Common Stock or shares of Common Stock issuable upon conversion of the A-Y Preferred Stock owned by the other Reporting Persons, and the filing of this Statement shall not be construed as an admission that Mr. Burkle is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of such shares.
          (b) (i) YCI, acting through its general partner, YCI LLC, has the sole power to vote or to direct the vote, and to dispose or to direct the disposition of the shares of Common Stock beneficially owned by it.
               (ii) YAAF, acting through its general partner, YAAF LLC, has the sole power to vote or to direct the vote, and to dispose or to direct the disposition of the shares of Common Stock beneficially owned by it.
               (iii) YAAF Parallel, acting through its general partner, YAAF LLC, has the sole power to vote or to direct the vote, and to dispose or to direct the disposition of the shares of Common Stock beneficially owned by it.
               (iv) YAAF II, acting through its general partner, YAAF II LLC, has the sole power to vote or to direct the vote, and to dispose or to direct the disposition of the shares of Common Stock issuable upon conversion of the A-Y Preferred Stock beneficially owned by it.
               (v) YAAF II Parallel, acting through its general partner, YAAF II LLC, has the sole power to vote or to direct the vote, and to dispose or to direct the disposition of the shares of Common Stock issuable upon conversion of the A-Y Preferred Stock beneficially owned by it.

               (vi) By virtue of the relationships described under Item 2 of this Schedule 13D, each of the other Reporting Persons may be deemed to share the indirect power to vote and direct the disposition of the shares held by each of YCI, YAAF, YAAF Parallel, YAAF II and YAAF II Parallel.
          (c) On December 3, 2007, YCI, YAAF and YAAF Parallel acquired 892,372, 850,125 and 850,113 shares of Common Stock, respectively, in connection with the Company’s acquisition of Pathmark Stores, Inc. YCI, YAAF and YAAF Parallel also acquired the Series B Warrants for the right to purchase an aggregate of 6,965,858 shares of Common Stock, which is described in Item 6 below, as part of the Company’s acquisition of Pathmark Stores, Inc.
               On August 4, 2009, YAAF II and YAAF II Parallel purchased an aggregate of 115,000 shares of A-Y Preferred Stock from the Company for an aggregate consideration of $115,000,000 upon the closing of an Investment Agreement, dated as of July 23, 2009, by and among YAAF II, YAAF II Parallel, YCI, YAAF, YAAF Parallel, YAAF II LLC (as a representative of YAAF II and YAAF II Parallel) and the Company. In connection with the purchase of the A-Y Preferred Stock pursuant to the Investment Agreement, the Company, YAAF II and YAAF II Parallel also entered into an amended and restated stockholder agreement, which is described in Item 6 below
               Except as set forth in this Item 5(c), none of the Reporting Persons has effected any transaction involving the Common Stock in the 60 days prior to filing this Schedule 13D.
          (d) Except as stated elsewhere in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock or shares of Common Stock issuable upon conversion of the A-Y Preferred Stock owned by the Reporting Persons.
          (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Investment Agreement and Articles Supplementary
          On July 23, 2009 the Company entered into the Investment Agreement providing for the issuance and sale by the Company to YAAF II and YAAF II Parallel of the A-Y Preferred Stock for an aggregate purchase price of $115,000,000. On August 4, 2009 YAAF II bought 69,327 shares of A-Y Preferred Stock for $69,327,000, and YAAF II Parallel bought 45,673 shares of A-Y Preferred Stock for $45,673,000. Pursuant to an Investment Agreement by and among partners of Tengelmann Warenhandelsgesellschaft KG (“Tengelmann”) and the Company, dated as of July 23, 2009, Tengelmann bought 60,000 shares of 8% Cumulative Convertible Preferred Stock, Series A-T, no par value per share (the “A-T Preferred Stock”, and together with the A-Y Preferred Stock, the “Preferred Stock”) for $60,000,000 on August 4, 2009.
          The Company filed with Maryland State Department of Assessments and Taxation the Articles Supplementary of 8% Cumulative Convertible Preferred Stock Series A-T, A-Y, B-T and B-Y (the “Articles Supplementary”) which sets forth voting powers, preferences, conversion and other rights, qualifications, limitations as to dividends, terms and conditions of redemption and restrictions of the Preferred Stock. Each share of Preferred Stock will (i) have an initial liquidation preference of $1,000, subject to adjustment, (ii) be convertible, at the election of the holders, at an initial conversion rate of $5.00 per share of Common Stock (subject to certain adjustments) following the one year anniversary of the issuance of the Preferred Stock, subject to any limitations imposed by any stockholder approval requirements of the New York Stock Exchange, (iii) entitle holders to an 8.0% annual dividend, payable quarterly in arrears in cash or in additional shares of Preferred Stock if the Company is not able to pay the dividends in cash in full, provided, if the Company makes a dividend payment in additional shares of Preferred Stock, the Preferred Stock will be valued at the liquidation preference of the Preferred Stock and the dividend rate will be 9.5% per annum with respect to any dividend period in which dividends are paid in additional shares of Preferred Stock; provided, further, to the extent the Company fails to pay dividends on the Preferred Stock, the dividend rate payable shall be increased by 2.0% per annum for such dividend period, and if the Company fails to obtain stockholder approval as required by the New York Stock Exchange prior to or on the six month anniversary of the issuance, the dividend rate shall be increased by an additional 2.0% per annum from such six month anniversary and shall increase by an additional 1.0% per annum at the end of each six-month period thereafter until such stockholder approval has been obtained, (iv) entitle YAAF II and YAAF II Parallel to vote together with the holders of Common Stock on all matters upon which the holders of Common Stock are entitled to vote, on an as-converted basis, subject to any limitations imposed by any New York Stock Exchange stockholder approval requirements, (v) entitle YAAF II and YAAF II Parallel to elect a certain number of directors to the

Company’s board of directors based on the Yucaipa Parties’ (as defined below) percentage voting power in the Company (as calculated pursuant to the Articles Supplementary), (vi) require the Company to redeem in cash all outstanding shares of the Preferred Stock on August 1, 2016, at 100.0% of the liquidation preference, plus any accumulated and unpaid and accrued and unpaid dividends and (vii) not be redeemable prior to August 1, 2016. Additionally, the holders of the Preferred Stock may require the Company to redeem their Preferred Stock, in whole or in part, at 101% of the liquidation preference upon the occurrence of certain fundamental changes to the Company, including a change of control and certain bankruptcy events.
Stockholder Agreement and Amended and Restated By-Laws
          YAAF II, YAAF II Parallel, YCI, YAAF, YAAF Parallel (collectively, the “Yucaipa Parties”) and the Company entered into an Amended and Restated Stockholder Agreement dated August 4, 2009 (the “Yucaipa Stockholder Agreement”) that relates to, among other matters, the composition of the board of directors of the Company, certain voting obligations, approvals required for various actions, registration rights and the Yucaipa Parties’ ability to purchase or sell the securities of the Company.
          Board Composition and Voting
          At the closing of the Preferred Stock purchase, the board of directors of the Company was expanded to eleven members and two designees of the Yucaipa Parties, Frederic F. Brace and Terry J. Wallock, were elected to the Company’s board of directors. Under the Yucaipa Stockholder Agreement the number of directors on the board may not be increased without the consent of the Yucaipa Parties and that number of directors that is at least 66.67% of the total number of directorships or decreased without the approval of at least 66.67% of the total number of directorships; provided, however, that any decrease in the number of directorships that has the effect of reducing the number of directors that the Yucaipa Parties are entitled to nominate requires the consent of the Yucaipa Parties. Under the Yucaipa Stockholder Agreement, to the extent not already elected pursuant to the Articles Supplementary, so long as the Yucaipa Parties have continuously held at least 20% of the voting power in the Company (as calculated pursuant to the Yucaipa Stockholder Agreement), the Yucaipa Parties will have the right to designate two directors to the Company’s board of directors. So long as the Yucaipa Parties have continuously held at least 10% of the voting power in the Company (as calculated pursuant to the Yucaipa Stockholder Agreement), the Yucaipa Parties will have the right to designate one director to the Company’s board of directors. The Yucaipa Parties also have the right to select one director that will serve on each of the committees. Frederic F. Brace was appointed to the Executive Committee and the Audit and Finance Committee and Terry J. Wallock was appointed to the Governance Committee and the Human Resources and Compensation Committee. The Yucaipa Parties have the same rights to designate directors and designate directors to committees under the By-Laws of the Company, as amended and restated August 4, 2009 (the “Amended and Restated By-Laws”). Additionally, so long as the Yucaipa Parties have continuously held at least 10% of the voting power in the Company (as calculated pursuant to the Yucaipa Stockholder Agreement), the Yucaipa Stockholder Agreement also entitles the Yucaipa Parties to designate one board observer.
          Under the Yucaipa Stockholder Agreement, until August 4, 2012, in any meeting held for the election of directors other than in contested elections, if the Yucaipa Parties have elected the applicable number of directors in accordance with the Articles Supplementary or the Company has nominated the directors designated by the Yucaipa Parties pursuant to the Yucaipa Stockholder Agreement, the Yucaipa Parties are required to cause all of their voting stock in the Company to be present at such meeting either in person or by proxy and to vote such shares for all nominees included in management’s slate, in a manner identical to the manner in which Company stockholders other than the Yucaipa Parties, Tengelmann or any of their affiliates, vote their shares; provided that the Yucaipa Parties may vote all the shares they hold for the Yucaipa Parties’ nominees to the board of directors. Under the Yucaipa Stockholder Agreement, until August 4, 2012, the Yucaipa Parties have also agreed not to take any action to remove any board member not nominated by the Yucaipa Parties and not to otherwise seek to expand the Yucaipa Parties’ board representation in a manner inconsistent with the Yucaipa Stockholder Agreement.
          So long as any Preferred Stock are outstanding, the Yucaipa Parties are also required to vote all of their voting stock in the Company in favor of the approval of: (a) the shares of the Preferred Stock becoming entitled to cast the full number of votes on an as-converted basis when voting together with the Common Stock and (b) the issuance of the full amount of Common Stock upon the exercise of the conversion rights of the Preferred Stock (the “Stockholder Approval”). The Yucaipa Parties have granted to and appointed the Company as its proxy and attorney-in-fact to vote in favor of the Stockholder Approval.

          Approval Required for Certain Actions
          So long as the Yucaipa Parties have continuously held at least 17.8% of the voting power in the Company (as calculated pursuant to the Yucaipa Stockholder Agreement or the Amended and Restated By-Laws, as applicable), the Yucaipa Stockholder Agreement and the Amended and Restated By-Laws require approval of the Yucaipa Parties for the Company to do, or authorize or permit any of its subsidiaries to do, any of the following things:
•	certain business combinations involving the Company exceeding $50,000,000;

•	issuances of equity securities of the Company, subject to certain exceptions;

•	certain amendments to the Company’s articles of incorporation or by-laws;

•	any amendment to the charter of any committee of the Company’s board of directors or to any corporate governance guideline relating to any matter covered by the Yucaipa Stockholder Agreement or the Amended and Restated By-Laws which would reasonably be expected to circumvent the Yucaipa Parties rights thereunder;

•	certain corporate actions that would impose material limitations on the legal rights of the Yucaipa Parties or deny certain material benefits as holders of voting stock of the Company, which disproportionately affect the Yucaipa Parties as opposed to other holders of such class of the Company’s voting stock;

•	a change of the Company’s policy concerning the need for board approval intended or reasonably likely to circumvent any of Yucaipa Parties’ rights under the Yucaipa Stockholder Agreement and the Amended and Restated By-Laws;

•	prior to August 1, 2016, any amendment or refinancing of the credit agreement, dated as of December 27, 2007, among the Company, the lender parties thereto and Bank of America, N.A., as administrative agent and collateral agent (the “Credit Agreement”) except for changes that could not reasonably be expected to adversely affect the Yucaipa Parties as holders of the A-Y Preferred Stock or adversely affect any rights or preferences of the A-Y Preferred Stock;

•	any action by the Company or any of its subsidiaries that could cause the Credit Agreement to limit, restrict or prevent the Company from paying dividends in full in cash on the A-Y Preferred Stock in the amounts contemplated by the Articles Supplementary; and

•	any action by the Company or any of its subsidiaries that could limit, restrict or prevent the Company from paying dividends in full in cash on the A-Y Preferred Stock in the amounts contemplated by the Articles Supplementary.
          Additionally, so long as the Yucaipa Parties have continuously held at least 17.8% of the voting power in the Company (as calculated pursuant to the Yucaipa Stockholder Agreement or the Amended and Restated By-Laws, as applicable), the Yucaipa Stockholder Agreement and the Amended and Restated By-Laws require approval of at least one of the directors designated by the Yucaipa Parties for the Company to do, or authorize or permit any of its subsidiaries to do, any of the following things:
•	certain acquisitions or dispositions of any assets, business operations or securities exceeding $50,000,000;

•	issuances of equity securities of the Company, subject to certain exceptions;

•	certain repurchase of equity securities of the Company or any of its subsidiaries, subject to certain exceptions;

•	the incurrence, assumption, or issuance of indebtedness in an aggregate principal amount of more than $50,000,000, subject to certain exceptions; and

•	the declaration of any dividends or other distributions (whether in cash or property) on shares of Common Stock.

          Standstill and Restrictions on Transfer
          The Yucaipa Stockholder Agreement imposes certain restrictions on the Yucaipa Parties ability to acquire additional equity securities of the Company, engage in certain solicitations of proxies and form or participate in a group formed for the purpose of acquiring, holding, voting or disposing of voting stock of the Company that would be required under Section 13(d) of the Exchange Act to file a statement on Schedule 13D with the SEC (a “13D Group”). Until the Standstill Expiration Date (defined below), the Yucaipa Parties will not be permitted without the approval of the majority of the Company’s board of directors (excluding the directors designated by the Yucaipa Parties) to acquire beneficial ownership of securities of the Company which would result in the Yucaipa Parties becoming the beneficial owner of over 35.5% of the outstanding Common Stock of the Company, assuming the exercise, conversion and exchange of all securities of the Company which are not Common Stock, provided that the following will not constitute a breach of the 35.5% limit: (i) stock dividends, reclassifications, recapitalizations or other distributions by the Company to all holders of Common Stock, (ii) the exercise of the Yucaipa Parties’ preemptive rights to purchase new issuances of Common Stock described below and (iii) increases of the Yucaipa Parties’ ownership percentage resulting from repurchases or redemptions by the Company. Additionally, for purposes of calculating the 35.5% limitation, the following will not count toward or result in a breach of the 35.5% limitation: (x) the Series B Warrants (as defined below) and any Common Stock received or acquired pursuant to the exercise of the Series B Warrants, (y) any Convertible Note (as defined below) and any Common Stock received or acquired pursuant to the conversion of the Convertible Notes, and (z) any Company security received by the Yucaipa Parties as a dividend under the Articles Supplementary.
          Until the earlier of the Standstill Expiration Date or such date that Tengelmann engages in any of the following activities, the Yucaipa Parties will be prohibited from: (a) publicly announcing any proposal to the Company or its stockholders for any extraordinary corporate transaction involving the Company or any of its subsidiaries, (b) participating in any solicitation of proxies to vote or in any election contest, or agreeing or announcing an intention to vote with any person undertaking a solicitation, or seeking to influence any person or 13D Group with respect to the voting of any voting stock of the Company or any of its subsidiaries, (c) forming, or joining or encouraging the formation of any 13D Group with respect to any voting stock of the Company (other than with any other Yucaipa Parties or affiliates), or (d) requesting the Company to amend or waive any of the limitations described in these clauses (a) – (d), except for confidential requests to the Company’s board of directors.
          “Standstill Expiration Date” means the earliest of (a) August 4, 2014, (b) such date that the Company’s board of directors publicly announces its intention to solicit an offer for the acquisition or purchase of 50% or more of the Company’s assets or outstanding shares of Common Stock or for a tender offer, merger, consolidation, business combination or other transaction pursuant to which any third party would own 50% or more of any class of the Company securities (each an “Acquisition Proposal”) or publicly approves or recommends the Company stockholders approve an Acquisition Proposal, (c) such date that the Company has entered into a binding letter of intent or agreement regarding an Acquisition Proposal, (d) such date that the Yucaipa Parties hold less than 10% of the voting power in the Company (as calculated in the Yucaipa Stockholder Agreement), (e) such date that any third party or 13D Group has acquired more Company securities (other than debt securities) than Tengelmann’s security interest in the Company, (f) such date that Tengelmann and its affiliates own less than 20% of the voting power in the Company, and (g) such earlier date that the Yucaipa Stockholder Agreement is terminated pursuant to its terms.
          The Yucaipa Stockholder Agreement also prohibits the Yucaipa Parties from making or soliciting any transfers of or creating, incurring or assuming any encumbrances with respect to the A-Y Preferred Stock (but not the Common Stock) until December 4, 2010, except for transfers to certain controlled affiliates of the Yucaipa Parties, Tengelmann, the Company or a subsidiary of the Company, or in connection with certain business combinations involving the Company. On and after December 4, 2010, all restrictions on transfers or encumbrances described in the preceding sentence will terminate. The Yucaipa Parties are also prohibited from entering into any swap, hedge, forward contract or other similar transactions that hedge or transfers the economic consequences of ownership of the A-Y Preferred Stock (but not the Common Stock) until December 4, 2010. The restrictions on the transactions described in the preceding sentence will also terminate on December 4, 2010. The Yucaipa Parties are also prohibited from transferring any of the securities of the Company they have to certain persons that receive at least 25% of its consolidated revenues from retailing grocery products, any subsidiary of such person or any person that owns at least 20% of the voting power of any such person.
          Nothing in the Yucaipa Stockholder Agreement restricts the Yucaipa Parties or their affiliates from purchasing, holding or owning any of the Company’s 5.125% Convertible Senior Notes or the Company’s 6.75% Convertible Senior Notes (the “Convertible Notes”) and the Convertible Notes will not be subject to any restrictions on transfer, encumbrances or hedging transactions that may be applicable to other securities of the Company under the agreement. If the Yucaipa Parties purchase any Convertible Notes, they must provide Tengelmann an opportunity to purchase a portion of the Convertible Notes in an amount calculated by dividing the aggregate number of A-T Preferred Stock owned by Tengelmann by the aggregate number of shares of Preferred Stock outstanding at such time. If Tengelmann purchases any Convertible Notes, it must provide the Yucaipa Parties an opportunity to purchase 50% of such Convertible Notes.
          Registration Rights
          Under the Yucaipa Stockholder Agreement, the Company is required to file with the Securities and Exchange Commission a registration statement providing for the direct primary sales for cash by the Yucaipa Parties of certain of their Common Stock (a “Registration Statement”) by February 4, 2010, and the Company is required to use its commercially reasonable efforts to cause the Registration Statement to be declared effective by August 4, 2010. Should the Company fail to file the Registration Statement or cause the Registration Statement to be declared effective by such dates, or after its effectiveness, the Registration Statement ceases to be effective, then the Company may be required to make special payments to the Yucaipa Parties. Furthermore, at any time and from time to time after the Registration Statement has become effective, the Yucaipa Parties will have the right to require the Company to use its commercially reasonable efforts to effect an underwritten offering for certain of the Yucaipa Parties’ Common Stock.
          Preemptive Rights
          If the Company proposes to issue any equity securities or securities convertible to common or voting stock of the Company, the Yucaipa Parties will have the right to purchase a number of such securities equal to the product of the number of such securities to be issued at that time and the Yucaipa Parties’ voting power in the Company at that time.
          Except for certain registration rights, confidentiality covenants, and other miscellaneous provisions, which survive the termination of the agreement, the Yucaipa Stockholder Agreement will terminate at such time that the Yucaipa Parties hold less than 10% of the voting power in the Company (as calculated pursuant to the Yucaipa Stockholder Agreement).
Series B Warrants
          The Company and YCI, YAAF and YAAF Parallel entered into a warrant agreement, dated as of March 4, 2007, that governs the terms of the Series B Warrants that grant YCI, YAAF and YAAF Parallel the right to purchase an aggregate of 6,965,858 shares of Common Stock (subject to adjustment) at an exercise price of $32.40 per share (the “Series B Warrants”). The Series B Warrants are exercisable solely on a cashless basis, but the Company, in its sole discretion, is entitled to settle all or any portion of the Series B Warrants in cash. Since the Yucaipa Parties do not have any discretion or control over the cash settlement of the Series B Warrants, the securities underlying the Series B Warrants are not deemed beneficially owned by any of the Yucaipa Parties. The Series B Warrants expire on June 9, 2015.
     The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Investment Agreement, Articles Supplementary, Yucaipa Stockholder Agreement, Amended and Restated By-Laws and Warrant Agreement filed herewith as Exhibits 7.1, 7.2, 7.3, 7.4 and 7.5 respectively and incorporated herein by reference.
     Other than the matters disclosed above in response to Items 4 and 5 and this Item 6, none of the Reporting Persons is party to any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
     Item 7. Material to Be Filed as Exhibits
7.1	Investment Agreement, dated as of July 23, 2009 (incorporated by reference to Exhibit 10.2 to the Great Atlantic & Pacific Tea Company, Inc.’s Form 8-K, filed with the Securities and Exchange Commission on July 24, 2009).

7.2	Articles Supplementary, dated as of August 3, 2009 (incorporated by reference to Exhibit 4.1 to the Great Atlantic & Pacific Tea Company, Inc.’s Form 8-K, filed with the Securities and Exchange Commission on August 5, 2009).

7.3	Amended and Restated Yucaipa Stockholder Agreement, dated as of August 4, 2009 (incorporated by reference to Exhibit 10.2 to the Great Atlantic & Pacific Tea Company, Inc.’s Form 8-K, filed with the Securities and Exchange Commission on August 5, 2009).

7.4	By-Laws of the Great Atlantic & Pacific Tea Company, Inc., as amended and restated August 4, 2009 (incorporated by reference to Exhibit 3.1 to the Great Atlantic & Pacific Tea Company, Inc.’s Form 8-K, filed with the Securities and Exchange Commission on August 5, 2009).

7.5	Warrant Agreement, dated as of March 4, 2007 (incorporated by reference to Exhibit 4.1 to the Great Atlantic & Pacific Tea Company, Inc.’s Form 8-K, filed with the Securities and Exchange Commission on March 5, 2007).

SIGNATURES
          After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 12, 2009	RONALD W. BURKLE

	By:		/s/ Ronald W. Burkle

Dated: August 12, 2009	YUCAIPA CORPORATE INITIATIVES FUND I, LLC

	By:		/s/ Ronald W. Burkle

Name: Ronald W. Burkle
Its: Managing Member

Dated: August 12, 2009	YUCAIPA CORPORATE INITIATIVES FUND I, LP

By: Yucaipa Corporate Initiatives Fund I, LLC
Its: General Partner

		By:	/s/ Ronald W. Burkle

Name: Ronald W. Burkle
Its: Managing Member

Dated: August 12, 2009	YUCAIPA AMERICAN MANAGEMENT, LLC

	By:		/s/ Ronald W. Burkle

Name: Ronald W. Burkle
Its: Managing Member

Dated: August 12, 2009	YUCAIPA AMERICAN FUNDS, LLC

	By:	Yucaipa American Management, LLC
	Its:	Managing Member

		By:	/s/ Ronald W. Burkle Name: Ronald W. Burkle
Its: Managing Member

Dated: August 12, 2009	YUCAIPA AMERICAN ALLIANCE FUND I, LLC

	By:	Yucaipa American Funds, LLC
	Its:	Managing Member

		By:	Yucaipa American Management, LLC
		Its:	Managing Member

			By:	/s/ Ronald W. Burkle Name: Ronald W. Burkle
Its: Managing Member

Dated: August 12, 2009	YUCAIPA AMERICAN ALLIANCE FUND I, LP

	By:	Yucaipa American Alliance Fund I, LLC
	Its:	General Partner

		By:	Yucaipa American Funds, LLC
		Its:	Managing Member

			By:	Yucaipa American Management, LLC
			Its:	Managing Member

				By:	/s/ Ronald W. Burkle Name: Ronald W. Burkle
Its: Managing Member

Dated: August 12, 2009	YUCAIPA AMERICAN ALLIANCE (PARALLEL) FUND I, LP

	By:	Yucaipa American Alliance Fund I, LLC
	Its:	General Partner

		By:	Yucaipa American Funds, LLC
		Its:	Managing Member

			By:	Yucaipa American Management, LLC
			Its:	Managing Member

				By:	/s/ Ronald W. Burkle Name: Ronald W. Burkle
Its: Managing Member

Dated: August 12, 2009	YUCAIPA AMERICAN ALLIANCE FUND II, LLC

		By:	Yucaipa American Funds, LLC
		Its:	Managing Member

			By:	Yucaipa American Management, LLC
			Its:	Managing Member

				By:	/s/ Ronald W. Burkle Name: Ronald W. Burkle
Its: Managing Member

Dated: August 12, 2009	YUCAIPA AMERICAN ALLIANCE FUND II, LP

		By:	Yucaipa American Alliance Fund II, LLC
		Its:	General Partner

			By:	Yucaipa American Funds, LLC
			Its:	Managing Member

				By:	Yucaipa American Management, LLC
				Its:	Managing Member

				By:	/s/ Ronald W. Burkle Name: Ronald W. Burkle
Its: Managing Member

Dated: August 12, 2009	YUCAIPA AMERICAN ALLIANCE (PARALLEL) FUND II, LP

	By:	Yucaipa American Alliance Fund II, LLC
	Its:	General Partner

		By:	Yucaipa American Funds, LLC
		Its:	Managing Member

			By:	Yucaipa American Management, LLC
			Its:	Managing Member

			By:	/s/ Ronald W. Burkle Name: Ronald W. Burkle
Its: Managing Member

EXHIBIT INDEX
7.1	Investment Agreement, dated as of July 23, 2009 (incorporated by reference to Exhibit 10.2 to the Great Atlantic & Pacific Tea Company, Inc.’s Form 8-K, filed with the Securities and Exchange Commission on July 24, 2009).

7.2	Articles Supplementary, dated as of August 3, 2009 (incorporated by reference to Exhibit 4.1 to the Great Atlantic & Pacific Tea Company, Inc.’s Form 8-K, filed with the Securities and Exchange Commission on August 5, 2009).

7.3	Amended and Restated Yucaipa Stockholder Agreement, dated as of August 4, 2009 (incorporated by reference to Exhibit 10.2 to the Great Atlantic & Pacific Tea Company, Inc.’s Form 8-K, filed with the Securities and Exchange Commission on August 5, 2009).

7.4	By-Laws of the Great Atlantic & Pacific Tea Company, Inc., as amended and restated August 4, 2009 (incorporated by reference to Exhibit 3.1 to the Great Atlantic & Pacific Tea Company, Inc.’s Form 8-K, filed with the Securities and Exchange Commission on August 5, 2009).

7.5	Warrant Agreement, dated as of March 4, 2007 (incorporated by reference to Exhibit 4.1 to the Great Atlantic & Pacific Tea Company, Inc.’s Form 8-K, filed with the Securities and Exchange Commission on March 5, 2007).